UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, DC 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. 4)*

PHOTOMEDEX, INC.

(Name of Issuer)

Common Stock, Par Value $0.01 per share

(Title of Class of Securities)

719358202

(CUSIP Number)

Perseus Partners VII, L.P. c/o Perseus, L.L.C. 2099 Pennsylvania Avenue, N.W., 9th Floor Washington, D.C. 20006 (202) 452-0101

(Name, Address and Telephone Number of Person

Authorized to Receive Notices and Communications)

May 28, 2011

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box  ☐.

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See § 240.13d-7 for other parties to whom copies are to be sent.

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes.)

CUSIP No. 719358202	13D

1	NAME OF REPORTING PERSON: Perseus Partners VII, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)		☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States
Number of Shares Beneficially Owned by Each Reporting Person With	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 1,633,317[1]
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 1,633,317[1]
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,633,317[1]
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES		☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 34.5%[2]
14	TYPE OF REPORTING PERSON PN

[1]

This number represents the sum of the maximum number of shares of common stock (“Common Stock”) of PhotoMedex, Inc. (the “Issuer”) that could be issued to Perseus Partners VII, L.P. (the “Investor”) in connection with (i) the conversion of secured convertible promissory notes having an aggregate principal amount of $3,072,745 (the “B-1 Notes”), together with accrued interest, (ii) the conversion of secured convertible promissory notes having an aggregate principal amount of $18,374,844 (the “B-2 Notes”), together with accrued interest, and (iii) the exercise of a warrant to acquire shares of Common Stock (the “Warrant”).

As previously described, $18,000,000 of the aggregate principal amount of the B-1 Notes and the B-2 Notes, and the Warrant, were acquired by the Investor from the Issuer pursuant to the Securities Purchase Agreement dated as of August 4, 2008, and the subsequent amendments thereto (the “Securities Purchase Agreement”). The remaining outstanding principal amount of the B-1 Notes and the B-2 Notes were issued as payment of accrued interest thereon. For purposes of calculating beneficial ownership, this statement on Schedule 13D (this “Statement”) assumes that the B-1 Notes and the B-2 Notes will be fully converted and that the Warrant will be fully exercised. The B-1 Notes have a current conversion price of $11.25850 per share, may be converted at any time, and mature on February 27, 2014. The B-2 Notes have a current conversion price of $17.92306 per share, may be converted at any time, and mature on February 27, 2014. The Warrant is currently exercisable for up to 301,288 shares of Common Stock at an exercise price of $17.92306 per share, may be exercised at any time, and expires on February 27, 2017. The B-1 Notes and the B-2 Notes each bear interest at a rate of 10% per annum, with such interest payable, in the Issuer’s discretion, in cash or in kind by the issuance of additional secured convertible promissory notes (“Additional Notes”).

Assuming that (a) all interest payable on the B-1 Notes is paid by the issuance of Additional Notes, (b) all interest payable on the B-2 Notes is paid by the issuance of Additional Notes, (c) none of the B-1 Notes, the B-2 Notes, or any of the Additional Notes are prepaid, and (d) all Additional Notes are fully converted, the Investor would receive an additional 407,594 shares of Common Stock upon the conversion of all such Additional Notes.

[2]

This number represents the percentage obtained by dividing (a) the total number of shares of Common Stock being reported in this Statement as beneficially owned by the Investor (1,633,317) by (b) the sum of (i) the number of shares of Common Stock outstanding on May 14, 2011 (3,103,749) based on information reported in the Issuer’s Report on Form 10-Q dated May 16, 2011 and (ii) the 1,633,317 shares of Common Stock referred to above.

CUSIP No. 719358202	13D

1	NAME OF REPORTING PERSON Frank H. Pearl[3]
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)		☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States
Number of Shares Beneficially Owned by Each Reporting Person With	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 1,633,942[4]
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 1,633,942[4]
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,633,942[4]
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES		☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 34.5%[5]
14	TYPE OF REPORTING PERSON IN

[3]

Of the 1,633,942 shares reported herein, 1,633,317 of such shares are held directly for the account of the Investor and 625 of such shares represent the total number of shares of Common Stock issuable upon the exercise of options that were granted to Mr. John M. Glazer, a Managing Director of Perseus, L.L.C., in connection with his former service on the board of directors of the Issuer and held by him as a nominee of Perseus, L.L.C. (the “Options”). Mr. Pearl has been included in this Statement solely because of the indirect control he exercises over the Investor and Perseus, L.L.C. By virtue of such control, he may be deemed to have beneficial ownership of the securities being reported in this Statement.

[4]

This number represents the sum of the maximum number of shares of Common Stock of the Issuer that could be issued to the Investor in connection with (i) the conversion of the B-1 Notes, (ii) the conversion of the B-2 Notes, (iii) the exercise of the Warrant, and (iv) the exercise of all of the Options.

As previously described, $18,000,000 of the aggregate principal amount of the B-1 Notes and the B-2 Notes, and the Warrant, were acquired by the Investor from the Issuer pursuant to the Securities Purchase Agreement. The remaining outstanding principal amount of the B-1 Notes and the B-2 Notes were issued as payment of accrued interest thereon. For purposes of calculating beneficial ownership, this statement on Schedule 13D (this “Statement”) assumes that the B-1 Notes and the B-2 Notes will be fully converted, that the Warrant will be fully exercised and that all of the Options will be exercised. The B-1 Notes have a current conversion price of $11.25850 per share, may be converted at any time, and mature on February 27, 2014. The B-2 Notes have a current conversion price of $17.92306 per share, may be converted at any time, and mature on February 27, 2014. The Warrant is currently exercisable for up to 301,288 shares of Common Stock at an exercise price of $17.92306 per share, may be exercised at any time, and expires on February 27, 2017. The Options have an exercise price of $12.60 per share, may be exercised at any time, and expire on February 27, 2019. The B-1 Notes and the B-2 Notes each bear interest at a rate of 10% per annum, with such interest payable, in the Issuer’s discretion, in cash or in kind by the issuance of Additional Notes.

Assuming that (a) all interest payable on the B-1 Notes is paid by the issuance of Additional Notes, (b) all interest payable on the B-2 Notes is paid by the issuance of Additional Notes, (c) none of the B-1 Notes, the B-2 Notes, or any of the Additional Notes are prepaid, and (d) all Additional Notes are fully converted, the Investor would receive an additional 407,594 shares of Common Stock upon the conversion of all such Additional Notes.

[5]

This number represents the percentage obtained by dividing (a) the total number of shares of Common Stock being reported in this Statement as beneficially owned by Mr. Pearl (1,633,942) by (b) the sum of (i) the number of shares of Common Stock outstanding on May 14, 2011 (3,103,749) based on information reported in the Issuer’s Report on Form 10-Q dated May 16, 2011 and (ii) the 1,633,942 shares of Common Stock referred to above.

CUSIP No. 719358202	13D

This Amendment No. 4 to Schedule 13D amends the Schedule 13D filed by Perseus Partners VII, L.P. (the “Investor”) and Frank H. Pearl (together with the Investor, the “Reporting Persons”) with the Securities and Exchange Commission (the “SEC”) on March 9, 2009, as amended by Amendment No. 1 to Schedule 13D filed with the SEC on August 7, 2009, Amendment No. 2 to Schedule 13D filed with the SEC on March 24, 2010, and Amendment No. 3 to Schedule 13D filed with the SEC on May 20, 2010, relating to the common stock, par value $0.01 per share (“Common Stock”), of PhotoMedex, Inc., a Delaware corporation (the “Issuer”). Unless otherwise indicated, all defined terms used herein shall have the same meanings as those set forth in the Schedule 13D, as amended.

Item 4. Purpose of Transaction.

Item 4 is hereby amended to add the following:

On May 28, 2011, the Investor and the Issuer entered into a Repurchase Right Agreement, dated as of May 27, 2011 (the “Repurchase Right Agreement”), pursuant to which the Investor has agreed that in connection with the completion by the Issuer of a “Repurchase Transaction”, as described below, the Issuer will have the right (the “Repurchase Right”) to repurchase all of the following: the B-1 Notes; the B-2 Notes; any Additional Notes subsequently issued; the Warrant; the Option; any shares of Common Stock issued upon conversion of the B-1 Notes, the B-2 Notes, any Additional Notes or upon exercise of the Warrant or the Option; and any right of the former Perseus designee to the Issuer’s board of directors to receive shares of Common Stock in compensation for his board service (all of the foregoing, collectively, the “Repurchase Securities”), for an aggregate purchase price of $19,500,000 (the “Repurchase Price”). The Repurchase Price will increase by $250,000 per month on the 16th of each month beginning with October 16, 2011.

The Repurchase Right may only be exercised in connection with a “Repurchase Transaction”, which is defined in the Repurchase Right Agreement to be either (i) a financing, refinancing or similar transaction entered into by the Issuer or an Affiliate in which neither a change of control (as defined in the Securities Purchase Agreement) occurs nor any payment of consideration to the holders of the Common Stock is made or (ii) a transaction involving a change of control in which the Issuer is the surviving company and no payment of consideration to the holders of the Common Stock is made other than potentially the payment of cash in lieu of fractional shares and/ or the issuance of warrants or other rights to acquire additional shares of Common Stock at a price per share greater than $9.01. The Repurchase Right may not be exercised after the earliest date (the “Repurchase Right Termination Date”) on which any of the following occurs (i) the completion, or recommendation by the Issuer’s board of directors, of a transaction that would result in a change of control (other than a Repurchase Transaction), (ii) the completion of a Repurchase Transaction by the Issuer unless the Repurchase Right has previously been or is simultaneously exercised, and (iii) January 31, 2012.

Except for the Repurchase Right, which may be exercised only in connection with a Repurchase Transaction as described above, and the agreement of the Investor to support a Repurchase Transaction subject to the condition that the Repurchase Right is exercised as described in Item 6, the Investor has not consented or agreed to consent to any change of control or other transaction involving the Issuer or waived, or agreed to waive, any of its rights or remedies under the B-1 Notes, the B-2 Notes or the Securities Purchase Agreement, including its right to require payment in full of 100% of the outstanding principal amount and all accrued interest under the B-1 Notes and the B-2 Notes upon the occurence of an event of default thereunder.

CUSIP No. 719358202	13D

The Repurchase Right Agreement does not require the Issuer to seek, or to enter into or complete, any Repurchase Transaction or to seek, or to enter into or complete, any other transaction that would result in:

(a) the acquisition by any person of additional securities of the Issuer, or the disposition of securities of the Issuer;

(b) an extraordinary corporate transaction involving the Issuer or any of its subsidiaries;

(c) a sale or transfer of a material amount of assets of the Issuer or any of its subsidiaries;

(d) any change in the present board of directors or management of the Issuer, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the board;

(e) any material change in the present capitalization or dividend policy of the Issuer;

(f) any other material change in the Issuer’s business or corporate structure, including but not limited to, if the Issuer is a registered closed-end investment company, any plans or proposals to make any changes in its investment policy for which a vote is required by section 13 of the Investment Company Act of 1940;

(g) changes in the Issuer’s charter, bylaws or instruments corresponding thereto or other actions which may impede the acquisition of control of the Issuer by any person;

(h) causing a class of securities of the Issuer to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association;

(i) a class of equity securities of the Issuer becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Act; or

(j) any action similar to any of those actions enumerated above.

Item 5. Interest in Securities of the Issuer.

Item 5 is hereby amended and restated as follows:

(a) The Investor beneficially owns an aggregate of 1,633,317 shares of Common Stock. This number represents the maximum number of shares of Common Stock that the Investor could beneficially own, assuming full conversion of the B-1 Notes and the B-2 Notes, and full exercise of the Warrant. Based on calculations made in accordance with Rule 13d–3, this number represents approximately 34.5% of the sum of (i) the number of shares of Common Stock outstanding on May 14, 2011 (3,103,749) based on information reported in the Issuer’s Report on Form 10-Q dated May 16, 2011 and (ii) the 1,633,317 shares of Common Stock referred to above.

Mr. Pearl may be deemed to beneficially own an aggregate of 1,633,942 shares of Common Stock. This number represents the 1,633,317 shares of Common Stock referred to above that are beneficially owned by the Investor plus the 625 shares of Common Stock issuable upon exercise of the options that were granted to Mr. Glazer in connection with his former service on the board of directors of the Issuer and held by him as a nominee of Perseus, L.L.C. Based on calculations made in accordance with Rule 13d-3, this number represents approximately 34.5% of the sum of (i) the number of shares of Common Stock

CUSIP No. 719358202	13D

outstanding on May 14, 2011 (3,103,749) based on information reported in the Issuer’s Report on Form 10-Q dated May 16, 2011 and (ii) the 1,633,942 shares of Common Stock referred to above.

(b) The Investor will have shared voting and dispositive power with respect to the 1,633,317 shares of Common Stock beneficially owned by the Investor due to the agreements with respect to the voting and disposition of such shares of Common Stock described in response to Item 4 above. By virtue of the relationships between and among the Reporting Persons, Mr. Pearl may be deemed to have the power to direct the voting and disposition of the 1,633,942 shares of Common Stock beneficially owned by the Investor and the Option Shares.

(c) Not applicable.

(d) Not applicable.

(e) Not applicable

Item 6. Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

Item 6 is hereby amended as follows:

Item 4 of this Statement is hereby incorporated by reference.

Pursuant to the Repurchase Right Agreement the Investor has agreed not to, and to cause its Affiliates and its former designee to the board of directors of the Issuer not to, sell or encumber any of the Repurchase Securities prior to the Repurchase Right Termination Date.

Pursuant to the Repurchase Right Agreement the Investor has agreed to consent, and to cause its controlled affiliates to consent, to the Issuer’s entry into and completion of a Repurchase Transaction, on the condition that the Repurchase Right is exercised. The Issuer has also agreed that upon receipt of a written undertaking of the Issuer to exercise the Repurchase Right upon completion of a Repurchase Transaction, the Issuer will vote, and will cause its controlled affiliates to vote, all Repurchase Securities (if they are entitled to vote thereon) in favor of the applicable Repurchase Transaction.

Upon exercise of the Repurchase Right and payment by the Issuer of the purchase price for the Repurchase Securities, the Securities Purchase Agreement and the other definitive agreements related to the investment in the Issuer by the Investor will be terminated.

Except for the Repurchase Right, which may be exercised only in connection with a Repurchase Transaction, as described in Item 4, and the agreement of the Investor to support a Repurchase Transaction subject to the condition that the Repurchase Right is exercised, as described above, the Investor has not consented or agreed to consent to any change of control or other transaction involving the Issuer or waived, or agreed to waive, any of its rights or remedies under the B-1 Notes, the B-2 Notes or the Securities Purchase Agreement, including its right to require payment in full of 100% of the outstanding principal amount and all accrued interest under the B-1 Notes and the B-2 Notes upon the occurence of an event of default thereunder.

Item 7. Material to be Filed as Exhibits.

Exhibit No.	Document

99.1	Repurchase Right Agreement, dated as of May 27, 2011, by and between PhotoMedex, Inc. and Perseus Partners VII, L.P., incorporated herein by reference to Exhibit 10.1 of the Issuer’s Current Report on Form 8-K filed on June 3, 2011.

SIGNATURES

After reasonable inquiry and to the best knowledge and belief of the undersigned, the undersigned certify that the information set forth in this statement is true, complete and correct.

Dated as of: June 3, 2011

Perseus Partners VII, L.P.

By:	Perseus Partners VII GP, L.P., its general partner

By:	Perseus Partners VII GP, L.L.C., its general partner

By:	/s/ Kenneth M. Socha
Name: Kenneth M. Socha
Title: Senior Managing Director

Mr. Frank H. Pearl

By:	/s/ Kenneth M. Socha
Name: Kenneth M. Socha
Title: Attorney-in-Fact for Frank H. Pearl

EXHIBIT INDEX

Exhibit No.	Document

99.1	Repurchase Right Agreement, dated as of May 27, 2011, by and between PhotoMedex, Inc. and Perseus Partners VII, L.P., incorporated herein by reference to Exhibit 10.1 of the Issuer’s Current Report on Form 8-K filed on June 3, 2011.